[Missing Graphic Reference]	William J. Evers Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street Newark, NJ 07102 Tel (973) 802-3716 William.evers@prudential.com

FILED VIA EDGAR CORRESPONDENCE

March 20, 2015

Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Pruco Life Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company (“Depositor”)
Registration Statement on Form N-4 (File No. 333-184541)

Pruco Life of New Jersey Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company of New Jersey (“Depositor”)
Registration Statement on Form N-4 (File No. 333-184542)

Dear Ms. Samuel:

The purpose of this correspondence is to respond to Staff comments received orally on March 9, 2015.  The Staff’s comments (with specific page number references) relate to the prospectus that was filed for Pruco Life’s Prudential Defined Income Variable Annuity (File No. 333-184541) in Post-Effective Amendment No. 5 to the N-4 registration statement.  Also, we are responding to these comments with the understanding that the same comments apply, as applicable, to the other Registration Statement Amendment (referenced above) filed on January 22, 2015.

Upon satisfaction of our revisions and/or further comment, we plan to file a Post-Effective Amendment under Rule 485(b) for each Registration Statement that will include exhibits and financial statements with a consent of our independent auditor.

The Staff’s comments and our proposed responses are below.

1.	Comment:

Clarify whether the new Tax Efficient Annuity Benefit Payout Option is available with existing Annuities or only available with the purchase of an Annuity on and after April 27, 2015, the effective date of the Prospectus.

Response:

We have added disclosure at the beginning of the Tax Efficient Annuity Benefit Payout Option on the attached page 15 that provides the following:

“The Tax Efficient Annuity Payout Option is available to contract owners who purchased the Annuity in states where this option has been approved and who have submitted an application dated on or after April 27, 2015.”

2.	Comment:

In sections of the prospectus where information is missing or incomplete (e.g., Examples), please provide that information.

Response:

We will be filing a Post-Effective Amendment under Rule 485(b) that will include all information in order to make the registration statement complete.

3.	Comment:

Expense Examples (Page 6)

Footnote 1 in the Expense Examples does not appear to be applicable and should be revised or deleted as appropriate.

Response:

This footnote is not applicable and we have deleted it.

4.	Comment:

Access to your Money (Page 8)

Explain how the traditional income option works with the Defined Income Benefit option?  How is it applicable?

Response:

We have revised this section to explain the difference between Traditional Annuity Payments and the payout options under the Defined Income Benefit as indicated on the attached page 8.

5.	Comment:

Defined Income Benefit (Page 10)

Explain and clarify the difference between the withdrawal amount and the Tax Efficient  Annuity Payout Option in the first sentence of the first paragraph.

Response:

We have revised the first paragraph of the “Defined Income Benefit” section to clarify the difference between the withdrawal amount and the Tax Efficient Annuity Payout Option.  See the attached page 10.

6.	Comment:

Defined Income Benefit (Page 10)

Explain when the payout election needs to be made.

Response:

We have added disclosure in the first paragraph of the “Defined Income Benefit” section indicating that the payout election can be made at the time the Owner applies for the Annuity or after the Annuity has been issued.  See the attached page 10.

7.	Comment:

Rate Sheet Prospectus Supplement

Add language making it clear that the Rate Sheet Prospectus Supplement applicable to an investor is the one attached to the current prospectus the investor receives at the point of sale.

Response:

In the first paragraph under the section “The Defined Income Benefit’s Rate Sheet Prospectus Supplement,” we have added a sentence indicating that the Rate Sheet Prospectus Supplement applicable to the Annuity is the one that is attached to the prospectus at the point of sale as indicated on the attached page 10.
8.	Comment:

Annuity Options (page 32)

It’s not clear whether the new Tax Efficient Annuity Payout Option is available during the first 3 Annuity Years.  Please clarify.

Response:

In order to clarify this, we moved the following sentence to page 34 under Traditional Annuity Payout Options:

“Please note that you may not annuitize under the Traditional Annuity Options described below within the first three Annuity Years (except as otherwise specified by applicable law).”

9.	Comment:

Fees, Charges and Deductions (page 38)

Indicate where in the prospectus an investor can find the list of “opt out” states.

Response:

We removed this disclosure as all states have approved the contract owner’s ability to opt out of a charge increase.

10.	Comment:

Appendix B (page B-1)

Delete last sentence of introduction and list all material variations in Appendix B.  Specify throughout the Prospectus where Appendix B is mentioned that all material state variations appear in Appendix B.

Response:

We have added the material state variations in Appendix B as indicated on the attached pages B-1 and B-2.

Please call me at (973) 802-3716 if you have any questions.

Sincerely,

Pruco Life Insurance Company

/s/William J. Evers
William J. Evers
Vice President, Corporate Counsel

Account Value is Reduced to Zero under the Guaranteed Income Amount Option

To the extent that your Account Value was reduced to zero as a result of withdrawals in an Annuity Year that are less than or equal to the Guaranteed Income Amount, and Guarantee Payments are still payable under the Defined Income Benefit, we will make an additional payment, if any, for that Annuity Year equal to the remaining Guaranteed Income Amount for the Annuity Year. Thus, in that scenario, the remaining Guaranteed Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Guaranteed Income Amount as described in this section. We will make payments until the death of the Single Designated Life, the simultaneous deaths of both Spousal Designated Lives, or the death of the Remaining Designated Life, as applicable. After the Account Value is reduced to zero, you will not be permitted to make additional Purchase Payments to your Annuity. If you take a withdrawal of Excess Income (i.e., a Lifetime Withdrawal that exceeds the Guaranteed Income Amount) that reduces your Account Value to Zero or if you take a Non-Lifetime Withdrawal that reduces your Account Value to Zero, the Annuity terminates and we will pay no additional amounts to you.

Unless you request an alternate mode of payment we make available, we make such Guarantee Payments once each Annuity Year.

We will commute any Guarantee Payments due and pay you a lump sum if the total Guarantee Payment due each Annuity Year is less than $100. We commute the Guarantee Payments in a manner equivalent to commuting payments for:
▪	a joint life and last survivor fixed annuity if both Spousal Designated Lives are living and each other’s spouse when Guarantee Payments would begin, or
▪	a single life fixed annuity if there is a Remaining Designated Life under this Rider, or if the Defined Income Benefit was issued with a Single Designated Life.

We use the same basis that is used to calculate the guaranteed annuity rates in the Annuity.

Please note that if your Account Value is reduced to zero, all subsequent payments will be treated as guarantee payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments. If your Account Value is reduced to zero due to withdrawals of Excess Income or annuitization, any Death Benefit value, including the Return of Purchase Payments Amount, will terminate and no Death Benefit amount is payable. This means that any Death Benefit is terminated and no Death Benefit is payable if your Account Value is reduced to zero as the result of either a withdrawal in excess of your Guaranteed Income Amount or less than or equal to, your Guaranteed Income Amount. (See “Death Benefits” for more information.)

In addition to the guaranteed lifetime income feature, the Defined Income Benefit also provides for Traditional Annuity Payments and a Death Benefit. Please see the “Annuity Options” section below and the “Death Benefit – Return of Purchase Payments Death Benefit” section below for a description of the Return of Purchase Payments Death Benefit that applies under the Defined Income Benefit.

Tax Efficient Annuity Payout Option

This option is only available for non-qualified annuities.

The Tax Efficient Annuity Payout Option is available to contract owners who purchased the Annuity in states where this option has been approved and who have submitted an application dated on or after April 27, 2015 (SEC Comment 1).

If you elect the Tax Efficient Annuity Payout Option, we will begin making Tax Efficient Annuity Payments to you on the Tax Efficient Benefit Commencement Date as described below.  We will continue to make payments to you even if your Account Value is reduced to zero, other than for a full surrender, after Tax Efficient Annuity Payments begin.  Under this option, each payment represents a combination of investment gain and cost basis until all cost basis has been recovered.  This differs from how payments are taxed under the Guaranteed Income Amount Option.  Under the Guaranteed Income Amount Option, payments are taxed as ordinary income until all investment gain has been withdrawn.  Due to the difference in how the payments are taxed under both options, Tax Efficient Annuity Payments may be higher after taxes compared to payments under the Guaranteed Income Amount Option depending on the amount of cost basis in your Annuity.  Once all investment gain has been withdrawn from your Annuity, Tax Efficient Annuity Payments could be lower after taxes compared to payments under the Guaranteed Income Amount Option.

15

Please see “Requirements for Purchasing One of the Annuities” for more detail.

Access To Your Money: You can receive income by taking withdrawals or electing Traditional Annuity Payments.  Withdrawals may be subject to tax, and may be subject to a Contingent Deferred Sales Charge (discussed below). If you elect to receive Traditional Annuity Payments, you convert your Account Value into a stream of future payments. This means you no longer have an Account Value and therefore cannot make withdrawals. We offer different types of annuity options to meet your needs as described later in “Annuity Options” later in this prospectus.

Under the Defined Income Benefit, you can elect to receive guaranteed lifetime income either under the Guaranteed Income Amount Option or the Tax Efficient Annuity Payout Option.  Taking lifetime income under either one of these options is different from receiving income through Traditional Annuity Payments over your lifetime.  Under the Defined Income Benefit’s payout options, you will receive fixed payments for life that are based on an income percentage and income growth rate at the time you elect either option.  You will also have the ability to fully surrender at any time.  Payments under either option are not subject to a Contingent Deferred Sales Charge.  Please see the “Defined Income Benefit” section of this prospectus for further details on these payout options.  (SEC Comment 4)

Please see “Access to Account Value” and “Annuity Options” for more information.

Death Benefit: During the Accumulation Period, you may name a Beneficiary(ies) to receive the proceeds of your Annuity upon your death provided you still have an Account Value. Your Death Benefit must be distributed within the time period required by the tax laws.

Please see “Death Benefit” for more information

Fees and Charges: The Annuity, including the living benefit, is subject to certain fees and charges, as discussed in the “Summary of Contract Fees and Charges” table earlier in this prospectus. In addition, there are fees and expenses of the underlying Portfolio.

What does it mean that your Annuity is “tax deferred”? Variable annuities are “tax deferred”, meaning you pay no taxes on any earnings from your Annuity until you withdraw the money. When you take your money out of the Annuity, however, you will be taxed on the earnings at ordinary income tax rates. If you withdraw money before you reach age 59 1/2, you also may be subject to a 10% federal tax penalty.

You may also purchase our Annuity as a tax-qualified retirement investment such as an IRA, SEP-IRA, Roth IRA, 401(a) plan, or non-ERISA 403(b) plan. Although there is no additional tax advantage to a variable annuity purchased through one of these plans, the Annuity has features and benefits other than tax deferral that may make it an important investment for a qualified plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract for use with a tax-qualified plan.

Other Information: Please see the section entitled “Other Information” for more information about the Annuity, including legal information about Pruco Life, the Separate Account, and underlying fund.

DEFINED INCOME BENEFIT

The Defined Income Benefit is a guaranteed lifetime withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to receive periodic income payments  over your lifetime (“Single Designated Life”), or over your and your spouse’s lives (“Spousal Designated Lives”) through one of two payout options. (SEC Comment 5)Generally, if your Account Value is reduced to zero and you meet certain requirements, we pay a remaining value based on the payout option chosen, as described below under “Guaranteed Income Amount” and “Tax Efficient Annuity Amount.”  You can elect either one of these options (but not both) at the time you apply for the Annuity, or later, after the Annuity has been issued and when you decide to take lifetime income. (SEC Comment 6) This benefit also provides for a death benefit equal to the greater of the Account Value and the Return of Purchase Payments Amount (described below), subject to the terms of the benefit. The Defined Income Benefit is part of your Annuity and is not an optional benefit and may not be revoked. You may not terminate the Defined Income Benefit. The Defined Income Benefit will terminate only upon specified events (see “Termination of the Benefit,” below).

When you purchase the Annuity, you must make a permanent decision whether you wish to own the Single or Spousal version of the Defined Income Benefit. Based upon your decision, the Defined Income Benefit guarantees the ability to withdraw the Guaranteed Income Amount or receive the Tax Efficient Annuity Amount, depending on which payout option you choose.  Each Annuity Year, you may withdraw this amount until the death of the Single Designated Life or Remaining Designated Life regardless of the impact of Sub-account performance on the Account Value. The Defined Income Benefit is subject to our rules regarding the timing and amount of withdrawals. Please see below under “Impact of Non-Lifetime Withdrawals on the Guaranteed Income Amount,” “Impact of Non-Lifetime Withdrawals on the Tax Efficient Annuity Amount,” and “Impact of Lifetime Withdrawals on the Guaranteed Income Amount”

Under the Defined Income Benefit, guaranteed payments are available as either an income option (“Guaranteed Income Option”) or as an additional annuity payout option (“Tax Efficient Annuity Payout Option”). You may elect either option, but not both.    When you elect one of the payment options, the other option will no longer be available to you.  The Tax Efficient Annuity Payout Option may not be appropriate for you if you have no investment gain in your Annuity.  Therefore, investment gain is a requirement for electing the Tax Efficient Annuity Payout Option.  Before electing either option, please consult with your Financial Professional and your tax advisor to determine which option best suits your income needs.  The Tax Efficient Annuity Payout Option is only available if your Annuity is a non-qualified annuity.

The Defined Income Benefit’s Rate Sheet Prospectus Supplement

The current Income Growth Rate, Income Percentages, and Tax Efficient Annuity Percentages that are used to determine the Guaranteed Income Amount under the Guaranteed Income Amount Option, and the Tax Efficient Annuity Amount under the Tax Efficient Annuity Payout Option are disclosed in the Rate Sheet Prospectus Supplement.    The applicable Rate Sheet Prospectus Supplement is attached to the prospectus you receive at the point of sale of your Annuity.  (SEC Comment 7) Rates and effective dates reflected in the Rate Sheet Prospectus Supplement each month replace and supersede those reflected in any prior month’s Rate Sheet Prospectus Supplement.  Please refer to the dates on the Rate Sheet Prospectus Supplement at the time you purchase the annuity.  If the dates on the Rate Sheet Prospectus Supplement have expired, we will deliver the current Rate Sheet Prospectus Supplement to you.

Please note, in order to receive the applicable Income Growth Rate, Income Percentages, and Tax Efficient Annuity Percentages stated in a Rate Sheet Prospectus Supplement, your application must be signed and received by us in Good Order within the stated time period during which such rates will be applicable. The rates applicable to your Annuity will not change for the life of your Annuity. This means that the Income Growth Rate,  Income Percentages, and Tax Efficient Annuity Percentages for your Annuity will not change once established. Rates reflected in any Rate Sheet Prospectus Supplement with an effective period that does not include the date you signed your Annuity application and the date we receive it in Good Order will not apply to your Annuity. You should not purchase the Annuity without first obtaining the applicable Rate Sheet Prospectus Supplement, containing the available Income Growth Rate, Income Percentages, and Tax Efficient Annuity Percentages applicable at the time.

Please see Appendix C to this Prospectus for examples demonstrating how the Guaranteed Income Amount and the Tax Efficient Annuity Amount are calculated using various, assumed Income Growth Rates,  Income Percentages, and Tax Efficient Annuity Percentages. The examples are purely hypothetical and are intended to to match life expectancy under applicable Internal Revenue Service tables). The amount that will be applied to provide such annuity payments will be the greater of:

(1)	the present value of the future Guaranteed Income Amount payments; and

(2)	the Account Value.

Once we receive your election to commence annuity payments, or we make the first payment under a default annuity payment option provision, we will only make annuity payments guaranteed under the specific annuity payment option, and the annuity payment option cannot be changed.

Traditional Annuity Payment Options
If annuity payments are to begin under the terms of your Annuity, you can elect to apply your Account Value less any applicable tax charges to one of the following two options. Annuity Options 1 and 2 will always be available for election.

Please note that you may not annuitize under the Traditional Annuity Options described below within the first three Annuity Years (except as otherwise specified by applicable law).

Option 1
Annuity Payments for a Period Certain: Under this option, we will make equal payments for the period chosen (the “period certain”), up to 25 years (but not to exceed the life expectancy of the Annuitant at the time the Annuity Option becomes effective, as computed under applicable IRS tables). The annuity payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the Owner dies during the income phase, payments will continue to any surviving Owner, or if there is no surviving Owner, the named Beneficiary or your estate if no Beneficiary is named for the remainder of the period certain.

Option 2
Life Income Annuity Option with a Period Certain: Under this option, income is payable monthly, quarterly, semiannually, or annually for the period certain, subject to our then current rules, and thereafter until the death of the Annuitant. Should the Owner or Annuitant die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or your estate if no Beneficiary is named, until the end of the period certain. If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you. We will use a period certain of 10 years, or a shorter duration if the Annuitant’s life expectancy at the time the Annuity Option becomes effective, as computed under applicable IRS tables, is less than 10 years. If in this instance the duration of the period certain is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.

Other Annuity Options We May Make Available
At the Annuity Date, we may make available other annuity options not described above. The additional options we currently offer are:
▪
Life Annuity Option. We currently make available an annuity option that makes payments for the life of the Annuitant. Under that option, income is payable monthly, quarterly, semiannually, or annually, as you choose, until the death of the Annuitant. No additional annuity payments are made after the death of the Annuitant. No minimum number of payments is guaranteed. It is possible that only one payment will be payable if the death of the Annuitant occurs before the date the second payment was due, and no other payments nor death benefits would be payable.

▪
Joint Life Annuity Option. Under the joint lives option, income is payable monthly, quarterly, semiannually, or annually, as you choose, during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the Annuitants occurs before the date the second payment was due, and no other payments or death benefits would be payable.

▪
Joint Life Annuity Option With a Period Certain. Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the “period certain”), subject to our current rules, and thereafter during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. If the Annuitants’ joint life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables. Should the two Annuitants die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or to your estate if no Beneficiary is named, until the end of the period certain.

We reserve the right to cease offering any of these Other Annuity Options. If we do so, we will amend this prospectus to reflect the change. We reserve the right to make available other annuity or settlement options.

APPENDIX B – SPECIAL CONTRACT PROVISIONS FOR ANNUITIES
ISSUED IN CERTAIN STATES

Certain features of your Annuity may be different than the features described earlier in this prospectus, if your Annuity is issued in certain states described below.

State	State Variation
California
Contingent Deferred Sales Charge is referred to as Surrender Charge.

In the “Managing Your Annuity” section of this prospectus, under “Change of Owner, Annuitant and Beneficiary Designations,” there is no restriction on ownership changes or assignments.  However, your right to assign, transfer or pledge the Annuity for a loan may be limited if the Annuity is used as an Individual Retirement Annuity (“IRA”) or other qualified investment that is given beneficial tax treatment under the Code.

Connecticut
 In the “Surrenders” section of this prospectus under “Medically-Related Surrenders,” Medically-Related Surrenders are not available.

In the “Managing Your Annuity” section of this prospectus, under “Change of Owner, Annuitant and Beneficiary Designations,” the reserved right to reject ownership changes only applies if the proposed new owner is a structured settlement company or institutional investor.

Florida

In the “Annuity Options” section of the prospectus, there is a one Year waiting period for annuitization.

In the “Managing Your Annuity” section of this prospectus, under “Change of Owner, Annuitant and Beneficiary Designations,” there is no restriction on ownership changes or assignments.  However, your right to assign, transfer or pledge the Annuity for a loan may be limited if the Annuity is used as an Individual Retirement Annuity (“IRA”) or other qualified investment that is given beneficial tax treatment under the Code.

Massachusetts
 In the “Annuity Options” section of the prospectus, the Annuity rates we use to calculate annuity payments are available only on a gender-neutral basis under annuity option or any lifetime withdrawal option benefit.

In the “Surrenders” section of this prospectus under “Medically-Related Surrenders,” Medically-Related Surrenders are not available.

Montana
In the “Annuity Options” section of this prospectus, the annuity rates we use to calculate annuity payments are available only on a gender-neutral basis under any Annuity Option or any lifetime withdrawal option benefit.

New Jersey
In the “Managing Your Annuity” section of this prospectus, under “Change of Owner, Annuitant and Beneficiary Designations,” the reserved right to reject ownership changes and assignments only applies if the proposed new owner is a structured settlement company or institutional investor.

In the “Annuity Options” section of this prospectus, the minimum annuity payment and minimum surrender value at the time of annuitization is not applicable.

New Mexico	In the “Fees, Charges and Deductions” section of this prospectus under “Tax Charge,” no premium taxes apply to annuities issued in New Mexico.
North Carolina	In the “Fees, Charges and Deductions” section of this prospectus under “Tax Charge,” no premium taxes apply to annuities issued in North Carolina.
Oregon
In the “Fees, Charges and Deductions” section of this prospectus under “Tax Charge,” no premium taxes apply to annuities issued in Oregon.

In the “Managing Your Annuity” section of this prospectus, under “Change of Owner, Annuitant and Beneficiary Designations,” there is no reserved right to reject any transfer, assignment or pledge, but the right to transfer, assign or pledge the Annuity may be limited depending on the use of the Annuity.

Pennsylvania
In the “Fees, Charges and Deductions” section of this prospectus under “Tax Charge,” no premium taxes apply to annuities issued in Pennsylvania.  In the event that a premium tax becomes applicable, we will notify you of the amount of the tax and its effect upon any payments to be made.

                                          B-1

Texas
In the “Managing Your Annuity” section of this prospectus, under “Change of Owner, Annuitant and Beneficiary Designations,” there is no reserved right to reject any transfer, assignment or pledge, but the right to transfer, assign or pledge the Annuity may be limited depending on the use of the Annuity.

In the “Fees, Charges and Deductions” section of this prospectus under “Tax Charge,” no premium taxes apply to annuities issued in Texas.

In the “Annuity Options” section of this prospectus, the minimum annuity payment is $20 per month.

                                          B-2